Contact

www.linkedin.com/in/swupnil
(LinkedIn)
swupnil.com (Personal)

Top Skills

Statistics
Machine Learning
Mandarin

Languages

English (Native or Bilingual)
Hindi (Native or Bilingual)
Chinese (Professional Working)
Spanish (Limited Working)

Honors-Awards

WWDC 2016 Scholarship
Dean's Fellowship
Regents' and Chancellor's
Scholarship

Publications

Estimating Personal Network Size
with Non-random Mixing via Latent
Kernels
Expectation propagation as a way
of life: A framework for Bayesian
inference on partitioned data
Topics in Computational Bayesian
Statistics with Applications to
Partitioned Data in Astronomy and
Sociology

Patents

Learning-Based 3D Property
Extraction
Estimating Object Properties Using
Visual Image Data

Swupnil Sahai

Co-Founder & CEO @ SwingVision
Los Angeles, California, United States

Summary

Building SwingVision, the consumer AI platform for racket sports.

Apple Design Award, Editors' Choice and featured in multiple iPhone keynotes.

Previously, I built AI for 3D object tracking at Tesla.

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Experience

SwingVision
Co-Founder and CEO
June 2019 - Present (6 years 11 months)
San Francisco, California

Automated video analysis, highlights & officiating using just your phone. Apple Design Award, Editors' Choice and featured in multiple iPhone & iPad Keynotes.

Venture backed by Techstars, Sony, Tennis Australia, Andy Roddick & the Co-Founders of MyFitnessPal.

University of California, Berkeley
Lecturer
August 2019 - May 2024 (4 years 10 months)
Berkeley, California

Data 8: Foundations of Data Science. Taught intro stats and python to 2,000+ students from across 40+ majors - the largest course in campus history.

Tesla
Sr. Computer Vision Engineer, Autopilot
October 2017 - January 2019 (1 year 4 months)
Palo Alto, California

Developed patented deep learning for 3D object tracking from a single camera. Led the Vision team's contribution to the 360-degree surround view in the center display and improved longitudinal control & safety.

Tesla
Computer Vision Intern, Autopilot
May 2016 - August 2016 (4 months)
Palo Alto, California

Trained a vision model to predict the future path of the car by training on customer driving/IMU data.

Tesla
Data Science Intern, Reliability
May 2015 - August 2015 (4 months)
Palo Alto, CA

Built an internal Python module to help reliability engineers analyze vehicle component failure data using Bayesian mixture models.

Apple
Finance Intern
May 2011 - August 2011 (4 months)
Miami, Florida

Automated the conversion of Apple's Latin America financial databases into reports for quarterly earnings calls.

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Education

Columbia University in the City of New York
Ph.D., Statistics · (2013 - 2017)

University of California, Berkeley
B.A. Honors, Economics, Applied Mathematics, and Statistics, Economics, Applied Mathematics, and Statistics · (2009 - 2013)

Saratoga High School
High School Diploma, Highest Honors · (2006 - 2009)